UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

To Our Shareholders:
Given the extreme market moves during the third quarter and the number of shareholder questions, we are publishing Longleaf’s quarter-end letter prior to the posting of the Funds’ holdings. The full Longleaf report will be released on November 13.
Markets were challenged in the third quarter around the world, and the Longleaf Funds were not immune to the selling. Although we avoided the calamitous financial company bankruptcies and reorganizations that captured the headlines, many of the Funds’ investments declined meaningfully. The Funds’ energy holdings dropped as oil and gas prices sank. Our appraisals, which already assumed lower per barrel and mcf levels, remained intact. While we sidestepped the disastrous financial firms, we did not escape their fallout as some of Sun’s largest customers are in the financial industry. Our adjusted Sun appraisal held up much better than the stock price given the company’s net cash, portfolio of products, strong free cash flow, and majority of non-financial customers. Dell’s expectation that the economic slowdown would impact business caused the stock to plummet even though the company has gained market share and is cutting costs. Fears of a slower economy also hurt Cemex and Texas Industries as residential and some commercial construction are impacted, even though most of Cemex’s EBITDA is from outside the U.S. We adjusted our appraisals for the lower demand, but each company still has substantial cash flow that should enable value growth. NipponKoa also declined meaningfully as the Japanese market fell almost 20%, driving down the underlying prices of the company’s investment portfolio. Fortunately, unlike many financial firms whose losses from the quarter are permanent, we believe that the price declines suffered at Longleaf’s holdings represent unrealized temporary losses as appraisals declined very little on average and should grow from these conservative levels.
Bear markets are difficult to stomach, but for the long-term investor, they provide immense opportunity. Southeastern has endured seven bear markets in our 33 years. The margin of safety between price and value rarely demonstrates its merits fully during such dramatic market declines, and this time is no different. The benefits of owning deeply underpriced equities have become most evident in the aftermath of bear markets when Southeastern has generated particularly rewarding results. Given the breadth of this downturn and the concomitant economic weakness, almost everything is being discarded. All major markets around the world were down meaningfully in the quarter, and most are down over 20% for the year-to-date.
We are confident that the Longleaf portfolios will deliver large returns coming out of the bear market because of the competitive and financial strength of our holdings, the extreme undervaluation of their shares, and the numerous and aggressive share repurchases at these discounted price levels.
•	The Funds hold the highest quality businesses in Southeastern’s history, including those held during previous bear markets. Most of our companies generate substantial free cash flow. The average cash earnings yield in the Longleaf portfolios is well over 10%, more than 2.5 times 10-year Treasuries. In addition, our businesses are competitively entrenched, whether it’s DirecTV’s unique offerings, Olympus’ 70% share in endoscopes, Yum!Brands’ dominance in China, Walgreen’s real estate and market leadership, or FedEx’s logistical network to name just a few.
•	Most holdings are extremely well capitalized, enabling them to go on offense in an environment that is starved for liquidity. In many cases, including Sun, Dell, Liberty Media, NipponKoa, Sompo, Fairfax, and ACS for example, balance sheets have net cash and securities. Few holdings are reliant on debt markets, much less bank loans.
•	The P/V ratios in all three Funds have fallen below 50% as we write this letter, a level seen only once domestically in the last 15 years, in early 2000. The International Fund has been this cheap only at its origin in 1998 and again in early 2000. Each Fund owns only one business selling for more than 70% of value, and numerous companies trade for well below half of intrinsic worth.

•	In most cases our management partners have the bulk of their net worth tied to their stocks, and recently many, including Michael Dell, Aubrey McClendon, and Li Ka-shing, have purchased large amounts personally (as we have in the Longleaf Funds). In addition, the large majority of the Funds’ companies have the financial strength to make meaningful repurchases. The extreme price declines enable CEOs to turn a dollar of cash into two or more dollars of value, which not only increases value-per-share, but also makes Longleaf a larger percentage owner of those more valuable shares. We applaud our many corporate management partners who have been aggressively shrinking shares, and we are emphatically encouraging those who are not doing so to start. Said another way, it’s painful in the short-term for Dell to have fallen to $15 from $21. Our long-term payoff, however, will be greater because the company is paying $15 in its massive share repurchase program instead of paying $21.
While our ultimate outcome is compelling, we do not know when we will be paid or if markets will get worse before they improve. Many signs point to being near a bottom — our historically low P/Vs, record high corporate bond yields versus Treasuries, the highest VIX level in history (the VIX indicates market fear based on volatility expectations), two straight years of negative returns for value stocks, the high free cash flow yields on our equities versus very low bond returns, bear/bull sentiment surveys, and the extreme outflows from equity funds in many cases to capture a 10 basis point yield in 7-day Treasuries (the equivalent of putting cash under a mattress.) On the other hand, the excesses in credit have not fully unraveled in commercial mortgages, credit card debt, private equity deals of the last two years, and the large number of hedge funds and others that sold credit default swaps in the same manner as AIG. Perhaps soon these will have their day of reckoning. Longleaf’s portfolios are built on the merits of each individual investment factoring in the possibilities of various adversities.
Given this uncertain environment, many have asked how Southeastern is adjusting to the economic challenges and taking advantage of the fear. Knowing what our businesses are worth and the potential risks to those appraisals is critical. When the seas are roughest, a conservative appraisal is our anchor against fear. Our normal process incorporates defendable assumptions that we are further testing in this environment by:
•	incorporating lower consumer spending and delayed corporate purchasing through 2009 into our growth and margin assumptions for those companies that will be impacted.
•	meticulously identifying how companies will generate our value growth objective. For those whose cash flows and organic growth will not get them to 10% appraisal growth in the next year, we are asking how else management can achieve meaningful gains in value-per-share and whether better investments exist.
•	discussing with all of our corporate management partners their unique opportunity to build value by substantial repurchases at these prices.
As we closely examine each company that we own as well as those on deck, we face numerous portfolio management decisions. To continually take advantage of the bear market we are:
•	making qualitative upgrades even when it means selling a discounted business. You will see examples in the Funds’ third quarter purchases and sales such as the sale of Allied Irish Bank and subsequent purchase of Cheung Kong in the International Fund.

•	avoiding adding to names whose value growth is less certain.
•	limiting purchases to those companies that will grow not only over the next five years, but should be able to post higher earnings in the next twelve months even assuming economic headwinds.

•	minimizing exposure to businesses that are more susceptible to appraisal risk because of significant financial or operating leverage, especially when we have compelling alternatives without this risk.
Most clients do not see Southeastern’s back office. We are as risk-averse in our operations as in our investing. The current climate magnifies the benefits of our conservative policies.
•	We do not participate in a securities lending program in the Longleaf portfolios and have actively discouraged our separate account clients from doing so.

•	Many years ago we chose to use only government securities for the Funds’ cash management, eliminating any exposure to Freddie Mac and Fannie Mae or questionable commercial paper and negotiated CDs.

•	In situations where using prime brokerage has been standard, we have worked to avoid the risk of exposure to prime brokerage counterparties.

•	Over a year ago one of our research analysts did a full-blown appraisal of State Street, the Fund’s custodian, reviewing the firm’s financials and operations to determine whether the company presented any tangential risk to Longleaf shareholders.
•	The Longleaf Board and Southeastern’s Chief Compliance Officer review our policies regularly and carefully to assess and address potential risks in our operations.

We began making substantial personal investment additions to the Funds late in 2007, and have done so throughout this year including in the last week. Like some of you we wish we had deferred our purchases, but the lower prices are at least beneficially accommodating our investees’ many share repurchase programs. During this year many fund managers have become part of the liquidity crisis as withdrawals have forced huge sales. In contrast, the Partners Fund has had net inflows of $610mm, International has received $57mm, and the closed Small-Cap Fund has had outflows of only approximately 1%. In addition, we have had significant net money added to our separate accounts. These positive contributions have enabled us to be liquidity providers instead of forced sellers. The flows are a testament to the quality of our investment partners. As your managers and, more importantly, as the Funds’ largest shareholder group, we cannot overemphasize how beneficial your long-term time horizon and investing aptitude have been. We thank you.
In May we had a shareholder due diligence visit from the team at Litman / Gregory which serves as a financial advisor for many clients, publishes mutual fund research for the advisor community, and runs the Masters Select mutual funds. We thought that you might find an outside review of Southeastern helpful. The following link will take you to their analysis, www.longleafpartners.com/pdfs/litmangreg0708.pdf.
Our taxable partners will be interested in the upcoming capital gains distribution. In a down year receiving a taxable distribution can feel like a double insult. However, those of you who have been long-term partners know that we sell businesses when they reach appraised value, and the gains represent positive past returns. Distributions will occur around November 6. Details and estimates will be posted on the web site in late October. It’s worth noting that all three Longleaf Funds currently have net unrealized losses that will provide some degree of tax-free appreciation when stocks begin to rise.
For those considering avoiding the distribution or booking a tax loss, please keep in mind Longleaf’s short-term trading policy which prohibits trading in and out of the Funds within a six month window. This policy encourages long-term investing to benefit all shareholders. While managing taxes is important to a number of our partners, successful investing offers significantly higher rewards over time. Tax loss selling of mutual funds has fewer benefits than often assumed because of two primary factors. First, the benefit of taking a loss this year versus paying a gain in the future is equal only to difference between the tax offset this year and the net present value of the higher gains to be paid in the future assuming that you will buy back shares at the current price. For example, if you bought shares at $30 and sell them at $23 to book the loss, the tax loss value is the 15% gains tax rate times the $7 loss, or $1.05/share. If you then repurchase the shares at $23 and sell them for $45 in the future, your capital gains will be $22 versus $15 had you not booked a loss previously. Assuming the same 15% tax rate, you would owe $3.30 versus $2.25 per share in taxes. Selling is worth only the difference between the $1.05 “benefit” today and the net present value of the $1.05 cost in higher taxes paid in the future. Critical to this math is the assumption that in the 30 days you must wait to repurchase the shares, a share price move does not swamp the value of any tax offset.

Second, this example assumes capital gains rates stay at 15%. Many in politics and the financial world are assuming rates rise. In fact, taken to an extreme, a case could be made for realizing all gains before the end of the year and saving losses since substantially higher tax rates will make them more beneficial to harvest. (We are not advocating this!) For more information regarding our approach to tax management within the Funds, please see www.longleafpartners.com/funds/distribution_overview.cfm.
We appreciate your patience, support, and partnership.
This material should be preceded or accompanied by a Prospectus. Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended September 30, 2008 are as follows: Longleaf Partners Fund, -30.78%, 2.70%, and 7.32%; S&P 500 Index, -21.98%, 5.16% and 3.06%; Longleaf Partners Small-Cap Fund, -28.96%, 7.43%, and 9.38%; Russell 2000 Index, -14.48%, 8.15% and 7.81%; Longleaf Partners International Fund, -26.52%, 6.55%, and 10.79% (since inception 10/26/98); EAFE Index, -30.50%, 9.69% and 4.02% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Discussion of particular investments should not be viewed as a recommendation to buy or sell any security.

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